Exhibit 99.14

Disclosure of Transactions in Own Shares

Paris, May 16, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 9 to May 13, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09.05.2022	649,000	49.65089	32,223,427.61	XPAR
09.05.2022	200,000	49.24920	9,849,839.40	CEUX
09.05.2022	50,000	49.26536	2,463,267.80	TQEX
09.05.2022	50,000	49.26761	2,463,380.40	AQEU
10.05.2022	791,855	48.37475	38,305,790.83	XPAR
10.05.2022	100,000	48.05616	4,805,615.60	CEUX
10.05.2022	30,000	48.14359	1,444,307.82	TQEX
10.05.2022	30,000	48.14270	1,444,281.06	AQEU
11.05.2022	775,452	49.62669	38,483,115.24	XPAR
11.05.2022	80,000	49.38570	3,950,855.68	CEUX
11.05.2022	36,000	49.52741	1,782,986.62	TQEX
11.05.2022	36,000	49.52786	1,783,003.00	AQEU
12.05.2022	549,934	49.78505	27,378,489.49	XPAR
12.05.2022	235,000	49.63982	11,665,357.23	CEUX
12.05.2022	70,000	49.68701	3,478,090.91	TQEX
12.05.2022	70,000	49.68637	3,478,045.83	AQEU
13.05.2022	807,201	50.71738	40,939,123.08	XPAR
13.05.2022	60,000	50.66057	3,039,633.96	CEUX
13.05.2022	20,000	50.52514	1,010,502.86	TQEX
13.05.2022	20,000	50.53636	1,010,727.12	AQEU
Total	4,660,442	49.5661	230,999,841.53

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com